UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Green Plains Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

No Street GP LP
505 Montgomery Street, Suite 1250
San Francisco, CA 94111
(415) 801-4460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 09, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS No Street GP LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS Harvest Small Cap Partners Master, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.

(a)	Name of Issuer Green Plains Partners LP

(b)	Address of Issuer’s Principal Executive Offices 1811 Aksarben Drive, Omaha, NE 68106

Item 2.

(a)	Names of Persons Filing No Street GP LP Harvest Small Cap Partners Master, Ltd.

(b)	Address of the Principal Office or, if none, residence 505 Montgomery Street, Suite 1250, San Francisco, CA 94111

(c)	Citizenship No Street GP LP - Delaware Harvest Small Cap Partners Master, Ltd. - Cayman Islands

(d)	Title of Class of Securities Common Units Representing Limited Partner Interests

(e)	CUSIP Number 393221106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

On January 9, 2024, Green Plains Partners LP, a Delaware limited partnership (the “Partnership”), Green Plains Holdings LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Green Plains Inc., an Iowa corporation (“GPRE”), GPLP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GPRE (“Holdings”) and GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub agreed to merge with and into the Partnership, with the Partnership surviving as an indirect, wholly owned subsidiary of GPRE (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), GPP Common Units and the holders of such units, the “GPP Unaffiliated Unitholders” was converted into the right to receive, subject to adjustment as described in the Merger Agreement, (i) 0.405 shares of common stock, par value $0.001 per share, of GPRE (the “GPRE Common Stock” and the shares of GPRE Common Stock issued in the Merger, the “Stock Consideration”) and (ii) an amount of cash equal to $2.50 (as calculated in accordance with the Merger Agreement, and together with the Stock Consideration, the “Merger Consideration”) and was automatically canceled and converted into the right to receive, with respect to each GPP Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights).

The 1,402,220 shares of GPP Common Stock held by Harvest Small Cap Partners Master, Ltd were cancelled and converted as described in the merger agreement.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2024 Date

/s/ Mike Moscuzza Signature

Name: Mike Moscuzza
Title: Chief Compliance Officer of No Street GP LP

/s/ Mike Moscuzza Signature

Name: Mike Moscuzza
Title: Director of Harvest Small Cap Partners Master, Ltd.